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                           April 9, 2024

       Julie Whalen
       Chief Financial Officer
       Expedia Group, Inc.
       1111 Expedia Group Way W
       Seattle, WA 98119

                                                        Re: Expedia Group, Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            Filed February 9,
2024
                                                            Form 8-K filed
February 8, 2024
                                                            File No. 001-37429

       Dear Julie Whalen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed February 8, 2024

       Adjusted Net Income (Loss), page 9

   1.                                                   Your disclosure in Note
(a) indicates that you changed your methodology for the
                                                        computation of the
effective tax rate on pretax adjusted net income to a long-term projected tax rate,
effective January 1, 2023. Please explain to us how you determined your non-GAAP financial
measure complies with Question 102.11 of the Division of
                                                        Corporation Finance   s
Compliance & Disclosure Interpretations on Non-GAAP Financial
                                                        Measures. In this
regard, Question 102.11 states, in part, that    If a measure is a
                                                        performance measure,
the registrant should include current and deferred income tax expense commensurate
with the non-GAAP measure of profitability.
 Julie Whalen
FirstName   LastNameJulie Whalen
Expedia Group,   Inc.
Comapany
April       NameExpedia Group, Inc.
       9, 2024
April 29, 2024 Page 2
Page
FirstName LastName
Adjusted Net Income (Loss) & Adjusted EPS, page 13

2. Please provide a reconciliation of the per share Adjusted earnings per share attributable to
         Expedia Group, Inc. to per share GAAP diluted earnings per share. Refer to Item
         10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer O'Brien at 202-551-3721 or Craig Arakawa at 202-551-3650 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation